

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 7, 2004



04046977



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JAN 04 2005
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
7 December 2004 – (ASX Announcement & Media Release – Bay Courant well)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3030 Facsimile: (61-8) 9322 5116



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

7 December 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

Hydrocarbon shows in Bay Courant well

Oil and gas shows have been recorded on mudlogs over the Bourg Sand Interval between 11,779 and 11,792 feet in the SL 17316 #1 well being drilled at Bay Courant. The show description included 30% yellow fluorescence and visual porosity associated with a drilling break and an increase in background gas.

The Bourg Sand is the first of four objectives being targeted; the remaining targets predicted between 12,000 and 12,900 feet. The well is presently drilling ahead in 9 7/8 inch hole at a depth of 11,909 feet using TODCO Rig 46. Based on present progress, the well is expected to approach target depth of 12,900 feet toward the end of the week.



(TODCO Barge Rig, South Louisiana, courtesy www.carlmaples.com)

The Bay Courant Project is a low risk, normally pressured test of multiple Miocene oil and gas targets and is located in the intracoastal State waters, Lafourche Parish, South Louisiana.

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent once payout has been achieved which is estimated to be within 10 months provided the program proceeds according to plan. FAR is the only listed entity participating in the project with other interests held by North American entities.

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au